#82-34714

04 MAR 23 AM 7:21

04010848

Imperial Metals

Imperial Metals Corporation
580 Hornby Street, Suite 200
Vancouver, B.C.
Canada V6C 3B6
Tel: 604.669.8959
Fax: 604.687.4030
www.imperialmetals.com

February 27, 2004

U.S. Securities and Exchange Commission
Room 3094 (3-6)
450 – 5th Street NW
Washington, DC 20549

SUPPL

Dear Sirs,

Re: 12g3-2(b) Reg. No. 82-34714

For your information, we enclose a copy of the Company's recent news releases dated February 23 and 27, as well as a Material Change Report with respect to the February 23 news release.

Yours truly,

IMPERIAL METALS CORPORATION

Sabine Goetz
Executive Assistant

Encl.

dlw 3/25

04 MAR 23 AM 7:21

Imperial Metals

Imperial Metals Corporation
580 Hornby Street, Suite 200
Vancouver, B.C.
Canada V6C 3B6
Tel: 604.669.8959
Fax: 604.687.4030
www.imperialmetals.com

NEWS RELEASE

Nak Holdings Reduced

Vancouver (February 27, 2004) - Imperial Metals Corporation (III-TSX) reports that it has reduced the size of its mineral rights holdings in the Nak project area from 62 units (1,550 ha) to 48 units (1,200 ha) by relinquishing claims previously held under option from Copper Ridge Explorations Inc. and Tenajon Resources Corp.

Imperial will continue exploring a number of untested exploration targets at Nak on its 100% owned claims.

-30-

For further information contact:
Brian Kynoch, President - 604.669.8959; or
Sabine Goetz, Investor Relations - 604.488.2657 / info@imperialmetals.com

Bell Zone
Assays have been received for the first twelve holes drilled to explore beneath the Bell pit. Hole BD04-05 intersected 68.7 metres grading 0.86% copper and 0.67 g/t gold including 46.8 metres grading 1.15% copper and 0.86 g/t gold. The significant mineralized intervals are detailed in the following table:

Bell Zone Drill Hole #	Total Length (m)	Metre Interval from		to	Interval Length	Copper %	Gold g/t
BD04-01	150.9	51.9	-	95.0	43.1	0.35	0.27
BD04-02	385.9	70.0	-	130.0	60.0	0.35	0.23
and		177.5	-	338.5	161.0	0.35	0.30
BD04-03	160.3	18.1	-	88.2	70.1	0.26	0.18
including		30.0	-	65.5	35.5	0.31	0.20
BD04-04	181.4	71.5	-	130.0	58.5	0.40	0.29
BD04-05	89.9	3.1	-	71.7	68.6	0.86	0.67
including		24.9	-	71.7	46.8	1.15	0.86
BD04-06	200.0	3.1	-	68.9	65.8	0.28	0.22
including		3.1	-	19.6	16.5	0.40	0.36
and		93.7	-	135.0	41.3	0.40	0.34
BD04-07	114.6	6.1	-	87.6	81.5	0.47	0.38
including		71.3	-	82.5	11.2	1.36	1.09
BD04-08	196.9	6.1	-	35.0	28.9	0.59	0.45
and		48.7	-	150.0	101.3	0.39	0.39
BD04-09	349.0	3.1	-	20.0	16.9	0.31	0.10
and		228.2	-	255.0	26.8	0.30	0.22
BD04-10	269.8	70.0	-	100.0	30.0	0.26	0.11
and		145.0	-	156.4	11.4	0.36	0.21
BD04-11	169.2	10.8	-	51.0	40.2	0.21	0.29
and		67.9	-	118.5	50.6	0.29	0.39
BD04-12	221.6	80.0	-	157.3	77.3	0.37	0.63
and		171.2	-	208.3	37.1	0.75	1.12

Springer Zone
A fifth deep hole has been completed at the Springer Zone and a sixth hole is underway. Results will be reported when available.

Drilling at Mount Polley continues with three diamond drill rigs on the site. To date a total of 45 diamond drill holes have been drilled in the Northeast Zone since its discovery last year.

Patrick McAndless, a Qualified Person as defined by National Instrument 43-101, supervised the preparation, and verified the technical information in this release. Samples were analyzed by Acme Analytical Labs Ltd. in Vancouver, BC.

-30-

For further information contact:
Brian Kynoch, President - 604.669.8959;
Patrick McAndless, Vice President Exploration – 604.488.2665; or
Sabine Goetz, Investor Relations - 604.488.2657 / info@imperialmetals.com

Imperial Metals



592700E
592700E
592800E
592900E
593000E
5825500N
5825400N
5825300N
5825200N
WB03-13 (-60)
WB03-03 (-60)
WB03-04 (-60)
WB03-01 (-90)
WB03-02 (-60)
WB03-05 (-60)
WB03-08 (-60)
WB04-22 (-60)
WB03-12 (-50)
WB03-06 (-60)
WB03-10 (-60)
WB03-07 (-60)
WB03-14 (-60)
WB03-09 (-50)
WB03-11 (-60)
WB04-25 (-50)
WB03-16 (-60)
WB04-23 (-50)
WB03-15 (-60)
WB04-24 (-50)
WB04-29 (-85)
WB03-21 (-80)
WB03-17 (-50)
WB04-30 (-50)
WB04-26 (-60)
WB04-27 (-50)
WB03-19 (-50)
WB03-18 (-50)
WB04-28 (-50)
WB03-20 (-50)
LEGEND
Diamond Drill Hole
METRES
0
50
100
592700E
592800E
592900E
Imperial Metals
MOUNT POLLEY PROPERTY
NORTHEAST ZONE
DRILL PLAN MAP
March 3, 2004

MATERIAL CHANGE REPORT UNDER

Section 85(1) of the *Securities Act* (**BRITISH COLUMBIA**
Section 75(2) of the *Securities Act* (**ONTARIO**)
Section 84(1) of the *Securities Act* (**SASKATCHEWAN**)
Section 73 of the *Act* and 271.2(9) of *Regulation and National Policy No. 40* (**QUEBEC**)

1. Reporting Issuer

Imperial Metals Corporation
Suite 200 – 580 Hornby Street
Vancouver, BC V6C 3B6

2. Date of Material Change

February 23, 2004

3. Press Release

February 23, 2004 – Vancouver, British Columbia

4. Summary of Material Change

Imperial Metals Corporation reported that assays have been received for the first nine holes drilled in the latest round of drilling on the Northeast Zone at its 100% owned Mount Polley property. All nine holes intersected significant intervals of high-grade copper, gold and silver mineralization. The best of these was hole WB04-24 which intersected 147.8 metres grading 1.46% copper, 0.31 g/t gold and 8.92 ppm silver.

5. Full Description of Material Change

Imperial Metals Corporation reported that assays have been received for the first nine holes drilled in the latest round of drilling on the Northeast Zone at its 100% owned Mount Polley property. All nine holes intersected significant intervals of high-grade copper, gold and silver mineralization. The best of these was hole WB04-24 which intersected 147.8 metres grading 1.46% copper, 0.31 g/t gold and 8.92 ppm silver.

The significant mineralized intervals are detailed in the following table. A drill plan will be available on the Company's website: *www.imperialmetals.com.*

Northeast Zone Drill Hole #	Total Length (m)	Metre Interval from		to	Interval Length	Copper %	Gold g/t	Silver ppm
WB04-22	215.5	95.0	-	162.5	67.5	2.00	0.94	12.83
WB04-23	277.4	62.5	-	195.0	132.5	1.22	0.53	8.48
including		123.5	-	185.0	61.5	2.18	0.90	14.37
WB04-24	221.6	47.5	-	195.3	147.8	1.46	0.31	8.92
including		112.5	-	187.5	75.0	2.50	0.52	15.04
WB04-25	136.3	9.1	-	67.5	58.4	1.86	0.72	15.09
including		25.0	-	40.0	15.0	4.38	1.92	38.99
WB04-26	230.7	130.0	-	217.5	87.5	0.72	0.22	3.92
including		137.5	-	190.0	52.5	1.01	0.34	5.90
WB04-27	355.7	200.0	-	241.0	41.0	0.87	0.30	6.68
and		266.6	-	307.5	40.9	1.36	0.14	3.41
WB04-28	385.6	239.6	-	353.3	113.7	0.62	0.25	3.20
including		255.0	-	297.5	42.5	0.92	0.46	4.13
WB04-29	285.0	21.3	-	158.2	136.9	1.14	0.44	8.57
and		211.8	-	235.0	23.2	0.54	0.35	3.10
WB04-30	197.2	25.0	-	147.5	122.5	1.64	0.32	11.63
including		52.5	-	78.3	25.8	3.51	0.96	26.84

8. Senior Officer(s)

J. Brian Kynoch, President
André H. Deepwell, Chief Financial Officer and Corporate Secretary

Telephone 604.669.8959

9. Statement of Senior Officer

The foregoing accurately discloses the material change referred to herein.

DATED at Vancouver, British Columbia, this 23rd day of February, 2004.

IMPERIAL METALS CORPORATION

Per: *"André H. Deepwell"*
Signature of authorized signatory
André H. Deepwell, Chief Financial Officer
Name and office of authorized signatory